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                                                                    Exhibit 23.3
August 25, 1997



Mr. Mark H. Mauldin
LEHMAN BROTHERS, INC.
3 World Financial Center, 12th floor
New York, NY  10285

    Re:  Market Study - 17 Office Properties
         Los Angeles and Orange Counties, California

Dear Mr. Mauldin:

    At your request Cushman & Wakefield of California, Inc. has completed the office market study covering Los Angeles and Orange Counties. The information and analysis contained in this market study is based on data available as of the date of this letter, and does not reflect changes subsequent to that date. The office market statistical information in this study is based on figures as of the end of second quarter, 1997.

    This information contained in this market study has been gathered from sources assumed to be reliable, including publicly available records.
Because records of all transactions are not readily available, the information contained in the market study may not reflect all transactions occurring in the geographic area discussed in the market study. In addition, transactions that are reported may not be described accurately or completely in the publicly available records. Cushman & Wakefield of California, Inc. is not responsible for and does not warrant the accuracy or completeness of any such information derived from such publicly available records.

    We consent to the inclusion in any form (whether in paper or digital format, including any electronic media such as CD-ROM or the internet) of our appraisal/market study with respect to the property or properties listed on the attached annex in your offering document, and we consent to the reference to our firm the caption "Experts" in such document.

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Mr. Mark H. Mauldin
August 25, 1997
Page 2

    The report may be relied upon by Lehman Brothers and its successors and assigns in determining whether to make a loan evidenced by a note (the "Property Note") secured by the properties which are the subjects of this market study; (ii) the report may be relied upon by any purchaser or assignee of the Property Note in determining to purchase the Property Note from Lehman Brothers and its successors and assigns and by any rating agency rating securities secured by, or representing an interest in, the Property Note;
(iii) the report may be referred to and quoted in and included with materials offering for sale the Property Note or an interest in the property note; (iv) the report may be relied upon by persons who acquire the Property Note or an interest in the Property Note; and (v) the report speaks only as of its date.

Respectfully submitted,

CUSHMAN & WAKEFIELD OF CALIFORNIA, INC.



/s/ James W. Myers, MAI
Senior Director
Valuation Advisory Services